SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        --------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

  X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
-----   OF 1934 (NO FEE REQUIRED) for the year ended December 31, 1997.

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
-----    ACT OF 1934 (NO FEE  REQUIRED)  for the  period  from  ____________  to
         __________.

                           Commission file number: [ ]

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  STORAGE USA, INC.
                  10440 Little Patuxent Parkway, Suite 1100
                  Columbia, Maryland 21044


Required Information

1.       Audited Statements of Net Assets Available for Plan Benefits
         - December 31, 1997 and 1996 (attached).

2.       Audited Statements of Changes in Net Assets Available for Plan Benefits
         - For the years ended December 31, 1997, 1996, and 1995 (attached).

                                STORAGE USA, INC.
                         PROFIT SHARING AND 401(K) PLAN



            REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                        for each of the three years ended
                      in the period ended December 31, 1997

                STORAGE USA, INC. PROFIT SHARING AND 401(K) PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                     -------

                                                                       Page(s)

Report of Independent Accountants                                         1

Financial Statements:
   Statements of Net Assets Available for Plan
         Benefits with Fund Information as of
         December 31, 1997 and 1996                                     2 -  3

   Statements of Changes in Net Assets Available
         for Plan Benefits with Fund Information
         for the years ended December 31, 1997, 1996, and 1995          4 -  6

   Notes to Financial Statements                                        7 - 10

Supplemental Schedules:

   Item 27a - Schedules of Assets Held for Investment
         Purposes as of December 31, 1997 and 1996                     11 - 12

   Item 27d - Schedules of Reportable Transactions
         for the years ended December 31, 1997 and 1996                13 - 14

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of
Storage USA, Inc. Profit Sharing and 401(K) Plan


In our opinion, the accompanying statements of net assets available for plan benefits with fund information, and the related statements of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net asssets available for plan benefits with fund information of Storage USA, Inc. Profit Sharing and 401 (k) Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits with fund information for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules presented on pages 11 through 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
June 18, 1998


                                          STORAGE USA, INC. PROFIT SHARING AND 401(K) PLAN
                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                          December 31, 1997


                                                  Equity           Global            U.S.         Growth and
                                                  Income           Growth         Government        Income          Voyager
                                                   Fund             Fund             Fund            Fund            Fund
                                                 --------         --------        --------         --------        --------

 Investments, at fair value                      $453,067         $443,962        $119,922         $664,896        $664,060
                                                 --------         --------        --------         --------        --------

 Contributions receivable:
   Employee                                        11,341           12,168           2,151           15,204          20,177
   Employer                                        45,285           50,398          10,876           64,855          81,369
                                                 --------         --------        --------         --------        --------
                                                   56,626           62,566          13,027           80,059         101,546
                                                 --------         --------        --------         --------        --------

 Net assets available for plan benefits
                                                 $509,693         $506,528        $132,949         $744,955        $765,606
                                                 ========         ========        ========         ========        ========

                                                   Money          Storage
                                                   Market           USA
                                                   Fund            Stock            Total
                                                 --------         --------        ----------

 Investments, at fair value                      $351,530         $110,582        $2,808,019
                                                 --------         --------        ----------

 Contributions receivable:
   Employee                                         4,475            6,152            71,668
   Employer                                       150,570           32,228           435,581
                                                 --------         --------         ---------
                                                  155,045           38,380           507,249
                                                 --------         --------         ---------

 Net assets available for plan benefits
                                                 $506,575         $148,962        $3,315,268
                                                 ========         ========        ==========

                                       2


                                        STORAGE USA, INC. PROFIT SHARING AND 401(K) PLAN
                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                          December 31, 1996


                                                 Equity          Global            U.S.         Growth and
                                                 Income          Growth         Government        Income          Voyager
                                                  Fund            Fund             Fund            Fund             Fund
                                                --------        --------         -------         --------         --------

 Investments, at fair value                     $262,279        $302,646         $82,815         $400,340         $395,135
                                                --------        --------         -------         --------         --------

 Contributions receivable:
   Employee                                        7,350           8,475           1,718           10,153           16,165
   Employer                                       37,889          41,715          13,710           49,475           54,164
                                                --------        --------         -------         --------         --------
                                                  45,239          50,190          15,428           59,628           70,329
                                                --------        --------         -------         --------         --------

 Net assets available for plan benefits
                                                $307,518        $352,836         $98,243         $459,968         $465,464
                                                ========        ========         =======         ========         ========


                                                 Money           Storage
                                                 Market            USA
                                                  Fund            Stock           Total
                                                --------         -------        ----------

 Investments, at fair value                     $115,567         $16,282        $1,575,064
                                                --------         -------        ----------

 Contributions receivable:
   Employee                                        4,245           2,386            50,492
   Employer                                      110,870          19,456           327,279
                                                --------         -------        ----------
                                                 115,115          21,842           377,771
                                                --------         -------        ----------

 Net assets available for plan benefits
                                                $230,682         $38,124        $1,952,835
                                                ========         =======        ==========

                   The accompanying notes are an integral part
                          of the financial statements.

                                       3


                                          STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                for the year ended December 31, 1997
                                                               -------


                                                      Equity          Global           U.S.         Growth and
                                                      Income          Growth        Government        Income          Voyager
                                                       Fund            Fund            Fund            Fund             Fund
                                                     --------        --------        --------        --------         --------
 Additions to net assets attributed to:
    Contributions:
      Employee                                       $129,340        $122,711        $ 24,210        $179,230         $189,762
      Employer                                         53,519          62,210          13,958          80,271           96,246
                                                     --------        --------        --------        --------         --------

          Total contributions                         182,859         184,921          38,168         259,501          286,008
                                                     --------        --------        --------        --------         --------

 Investment Income:
    Interest and dividends                             26,911          80,158           6,050          82,425           40,241
    Net realized and unrealized
        appreciation (depreciation) in fair
        value of investments                           55,728         (31,918)          2,389          31,457           86,614
                                                     --------        --------        --------        --------         --------
                                                       82,639          48,240           8,439         113,882          126,855
                                                     --------        --------        --------        --------         --------
          Total additions                             265,498         233,161          46,607         373,383          412,863

 Deductions:
    Benefits paid to participants                      58,090          59,703          10,350          68,186           74,981
                                                     --------        --------        --------        --------         --------
 Net increase prior to other activity                 207,408         173,458          36,257         305,197          337,882
 Interfund transfers                                   (5,233)        (19,766)         (1,551)        (20,210)         (37,740)
                                                     --------        --------        --------        --------         --------

          Net increase                                202,175         153,692          34,706         284,987          300,142

 Net assets available for plan benefits:
    Beginning of year                                 307,518         352,836          98,243         459,968          465,464
                                                     --------        --------        --------        --------         --------

    End of year                                      $509,693        $506,528        $132,949        $744,955         $765,606
                                                     ========        ========        ========        ========         ========

                                                           Money
                                                          Market        Storage USA
                                                           Fund            Stock           Total
                                                          --------        --------       ----------


 Additions to net assets attributed to:
    Contributions:
      Employee                                            $ 43,721        $ 71,152       $  760,126
      Employer                                             157,424          37,917          501,545
                                                          --------        --------       ----------

          Total contributions                              201,145         109,069        1,261,621
                                                          --------        --------       ----------

 Investment Income:
    Interest and dividends                                  13,103           1,636          250,524
    Net realized and unrealized
        appreciation (depreciation) in fair
        value of investments                                     0           4,268          148,538
                                                          --------        --------       ----------
                                                            13,103           5,904          399,062
                                                          --------        --------       ----------
          Total additions                                  214,248         114,973        1,660,733

 Deductions:
    Benefits paid to participants                           23,929           3,061          298,300
                                                          --------        --------       ----------
 Net increase prior to other activity                      190,319         111,912        1,362,433
 Interfund transfers                                        85,574          (1,074)           -
                                                          --------        --------       ----------

          Net increase                                     275,893         110,838        1,362,433

 Net assets available for plan benefits:
    Beginning of year                                      230,682          38,124        1,952,835
                                                          --------        --------       ----------

    End of year                                           $506,575        $148,962       $3,315,268
                                                          ========        ========       ==========


                   The accompanying notes are an integral part
                          of the financial statements.


                                       4

                                          STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                for the year ended December 31, 1996
                                                               -------

                                                         Equity          Global          U.S.        Growth and
                                                         Income          Growth       Government       Income          Voyager
                                                          Fund            Fund           Fund           Fund             Fund
                                                        --------        --------       --------       --------         --------
 Additions to net assets attributed to:
    Contributions:
      Employee                                          $ 84,703        $134,000       $ 30,494       $140,639         $202,770
      Employer                                            48,441          51,992         17,895         63,427           66,653
                                                        --------        --------       --------       --------         --------

          Total contributions                            133,144         185,992         48,389        204,066          269,423
                                                        --------        --------       --------       --------         --------

 Investment Income:
    Interest and dividends                                 4,330          20,772          3,976         31,410           26,127
    Net realized and unrealized appreciation
        (depreciation) in fair value of
        investments                                       33,179          12,984         (1,117)        28,204              862
                                                        --------        --------        -------       --------         --------

                                                          37,509          33,756          2,859         59,614           26,989
                                                        --------        --------        -------       --------         --------

          Total additions                                170,653         219,748         51,248        263,680          296,412

 Deductions:
    Benefits paid to participants                         13,664          29,089         10,916         30,385           17,079
                                                        --------        --------       --------       --------         --------

 Net increase prior to other activity                    156,989         190,659         40,332        233,295          279,333
 Interfund transfers                                      (5,032)         (6,221)        (6,174)        (5,837)           2,730
                                                         -------         -------        -------        -------         --------

          Net increase                                   151,957         184,438         34,158        227,458          282,063

 Net assets available for plan benefits:
    Beginning of year                                    155,561         168,398         64,085        232,510          183,401
                                                        --------        --------       --------       --------         --------

    End of year                                         $307,518        $352,836       $ 98,243       $459,968         $465,464
                                                        ========        ========       ========       ========         ========

                                                             Money
                                                             Market       Storage USA
                                                              Fund           Stock           Total
                                                            --------        -------        ----------
 Additions to net assets attributed to:
    Contributions:
      Employee                                              $ 37,632        $12,817        $  643,055
      Employer                                               115,591         20,633           384,632
                                                            --------        -------        ----------

          Total contributions                                153,223         33,450         1,027,687
                                                            --------        -------        ----------

 Investment Income:
    Interest and dividends                                     4,516            112            91,243
    Net realized and unrealized appreciation
        (depreciation) in fair value of
        investments                                            -              1,355            75,467
                                                            --------         ------        ----------

                                                               4,516          1,467           166,710
                                                            --------        -------        ----------

          Total additions                                    157,739         34,917         1,194,397

 Deductions:
    Benefits paid to participants                             19,976           -              121,109
                                                            --------       --------        ----------

 Net increase prior to other activity                        137,763         34,917         1,073,288
 Interfund transfers                                          17,327          3,207               -
                                                            --------        -------         -------

          Net increase                                       155,090         38,124         1,073,288

 Net assets available for plan benefits:
    Beginning of year                                         75,592           -              879,547
                                                            --------        -------        ----------

    End of year                                             $230,682        $38,124        $1,952,835
                                                            ========        =======        ==========


                   The accompanying notes are an integral part
                          of the financial statements.


                                       5


                                                     STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                             for the year ended December 31, 1995
                                                                            -------

                                         Equity            Global             U.S.          Growth and
                                         Income            Growth          Government         Income            Voyager
                                          Fund              Fund              Fund             Fund              Fund
                                        --------          --------           -------        --------           --------

Additions to net assets
   attributed to:
 Contributions:
  Employee                              $ 48,953          $ 65,314           $25,027        $ 80,905           $ 75,076
  Employer                                38,136            42,014            16,507          51,833             37,228
                                        --------          --------           -------        --------           --------

       Total contributions                87,089           107,328            41,534         132,738            112,304
                                        --------          --------           -------        --------           --------

Investment income:
 Interest and dividends                    2,201             6,585             2,188          10,492              8,226
 Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments          21,242             8,503             2,645          25,696             24,458
                                        --------          --------           -------        --------           --------

                                          23,443            15,088             4,833          36,188             32,684
                                        --------          --------           -------        --------           --------

       Total additions                   110,532           122,416            46,367         168,926            144,988

Deductions:
 Benefits paid to participants            11,645            14,057             4,707          12,604             18,233
                                        --------          --------           -------        --------           --------

Net increase prior to
    other activity                        98,887           108,359            41,660         156,322            126,755

Interfund transfers                         (715)           (1,567)             (957)           (596)            (1,632)
                                        --------          --------           -------        --------           --------

       Net increase                       98,172           106,792            40,703         155,726            125,123

Net  assets available for plan benefits:
 Beginning of year                        57,389            61,606            23,382          76,784             58,278
                                        --------          --------           -------        --------           --------

 End of year                            $155,561          $168,398           $64,085        $232,510           $183,401
                                        ========          ========           =======        ========           ========

                                                               Money
                                                               Market
                                                                Fund             Total
                                                               -------          --------

Additions to net assets
   attributed to:
 Contributions:
  Employee                                                     $18,136          $313,411
                                                               -------          --------
  Employer                                                      41,782           227,500
                                                               -------          --------

       Total contributions                                      59,918           540,911
                                                               -------          --------

Investment income:
 Interest and dividends                                            963            30,655
 Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments                                (1,220)           81,324
                                                               -------          --------

                                                                  (257)          111,979
                                                               -------          --------

       Total additions                                          59,661           652,890

Deductions:
 Benefits paid to participants                                   3,264            64,510
                                                               -------          --------

Net increase prior to
    other activity                                              56,397           588,380

Interfund transfers                                              5,467              -
                                                               -------          --------

       Net increase                                             61,864           588,380

Net  assets available for plan benefits:
 Beginning of year                                              13,728           291,167
                                                               -------          --------

 End of year                                                   $75,592          $879,547
                                                               =======          ========



                   The accompanying notes are an integral part
                          of the financial statements.

                                       6


                STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.       Description of Plan:

         The following description of the Storage USA, Inc. Profit Sharing and 401(K) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General:

         The Plan commenced its operations effective January 1, 1994. The Plan is a defined contribution plan covering all eligible full time employees of Storage USA, Inc. (the "Company") who have completed six months of service, which allows participants to make direct contributions to the following Putnam Investment's mutual fund options:
         Equity Income, Global Growth, U.S. Government, Growth and Income, Voyager, Money Market and to Company Stock. The participant may direct employee contributions in 5 percent increments in any or all of the available options. Participants may change their investment options at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions:

         Employee contributions are voluntary and are allowed up to a maximum of 15% of their compensation. These contributions are invested at the participant's election. Each year the Company is obligated to make a matching contribution on the employee's behalf equal to 50% of the participant's contribution to the Plan, up to 2% of the participant's compensation. Additionally, the employer can elect to make a discretionary contribution on an annual basis. For the 1997, 1996 and 1995 plan years, the Company contributed 3% of all eligible participant's annual compensation.

         Vesting:

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. An eligible employee is 100 percent vested after 6 years of service. Prior to 6 years of service, vesting occurs at 20 percent per year, beginning in the second year of service.

         Participant's Accounts:

         Earnings are allocated to the account of each participant in the ratio of each participant's account balance to the total of all participant account balances for such year.

                STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------


1.       Description of Plan, continued:

         Payment of Benefits:

         Participants shall receive, at retirement age, the amount equal to the vested value of their account in a lump-sum or in equal annual installments. In the event of financial hardship, earlier withdrawals may be granted. Benefits are recorded when paid.

         Forfeited Accounts:

         At December 31, 1997, 1996 and 1995, forfeited nonvested accounts totaled approximately $66,119, $26,635 and $7,000, respectively. These accounts will be used to reduce future employer contributions.


2.       Summary of Significant Accounting Policies:

         Use of Estimates in Preparing Financial Statements:

         In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

         Investment Valuation:

         The Plan's investments are held by a third party custodian. Mutual funds investments are valued at the net asset value reported for the last day of the year. The Company stock is valued at its quoted market price.

         Net Appreciation (Depreciation) of Investments:

         The Plan presents in the statement of changes in net assets available for plan benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Interest and Dividend Income:

         Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

                STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------


2.       Summary of Significant Accounting Policies, continued:

         Administrative Expenses:

         During 1997, 1996 and 1995, administrative expenses of approximately $20,312, $15,100 and $7,400, respectively, were paid by the Company.


3.       Related Party Transactions:

         Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


4.       Plan Termination:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


5.       Tax Status:

         The Plan qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax regulations.


6.       Concentration of Credit Risk:

         Financial instruments which potentially subject the Plan to concentration of credit risk are the Putnam Investments mutual funds. The plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

                STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------


                                                                               1
7.       Obligations for Terminated Participants:

         Net assets available for Plan benefits as of December 31, 1997 and 1996 included $106,752 and $82,652, respectively, due to terminated participants.


8.       Plan Amendment:

         The Plan was amended on December 6, 1995 to allow the Company to make its contributions and matching contributions in the Company's common stock. The amendment also allowed the addition of the Company's common stock as an investment option under the Plan. Use of the Company's common stock did not occur during the 1995 Plan year.


9.       Reconciliation of Financial Statements to Form 5500:

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 1997:

   Net assets available for plan benefits per the
         financial statements                                         $3,315,268
   Less:  Amounts allocated to contributions
         receivable                                                      507,249
                                                                      ----------
   Net assets available for benefits per the
         Form 5500                                                    $2,808,019
                                                                      ==========


         The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 1997:

   Contributions per the financial statements                         $1,261,671

   Less:  Change in contributions receivable                             129,478
                                                                      ----------
   Contributions per the Form 5500                                    $1,132,193
                                                                      ==========

      Contributions are recorded on the Form 5500 when paid.

                             SUPPLEMENTAL SCHEDULES
                                     -------



                                          STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                                     Item 27a - Schedule of Assets Held for Investment Purposes
                                                   Employer ID Number: 62-1251239
                                                          Plan Number: 001
                                                          December 31, 1997
                                                               -------



                                      Description                  Number of                                         Current
     Identity of Issuer              of Investments              Shares / Units                Cost                   Value
 ----------------------------  -----------------------------  -----------------------   ---------------------  ---------------------

 Putnam Mutual Fund            Equity Income Fund                     29,304                  $ 361,479              $ 453,067

 Putnam Mutual Fund            Global Growth Fund                     45,164                    472,934                443,962

 Putnam Mutual Fund            U.S. Government Fund                    9,179                    116,549                119,922

 Putnam Mutual Fund            Growth and Income Fund                 34,217                    604,258                664,896

 Putnam Mutual Fund            Voyager Fund                           35,554                    572,520                664,060

 Putnam Mutual Fund            Money Market Fund                     351,530                    351,530                351,530

 Storage USA, Inc.             Common Stock                            2,769                    104,948                110,582
                                                                                              ---------              ---------

                                                                                             $2,584,218             $2,808,019
                                                                                             ==========             ==========


                                       11




                                          STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                                     Item 27a - Schedule of Assets Held for Investment Purposes
                                                   Employer ID Number: 62-1251239
                                                          Plan Number: 001
                                                          December 31, 1996
                                                               -------



                                      Description                  Number of                                         Current
     Identity of Issuer              of Investments              Shares / Units                Cost                   Value
 ----------------------------  -----------------------------  -----------------------   ---------------------  ---------------------

 Putnam Mutual Fund           Equity Income Fund                      20,051                 $  212,104             $  262,279

 Putnam Mutual Fund           Global Growth Fund                      28,450                    286,384                302,646

 Putnam Mutual Fund           U.S. Government Fund                     6,470                     81,656                 82,815

 Putnam Mutual Fund           Growth and Income Fund                  22,381                    354,775                400,340

 Putnam Mutual Fund           Voyager Fund                            25,164                    375,409                395,135

 Putnam Mutual Fund           Money Market Fund                      115,567                    115,567                115,567

 Storage USA, Inc.            Common Stock                               433                     14,927                 16,282
                                                                                             ----------             ----------

                                                                                             $1,440,822             $1,575,064
                                                                                             ==========             ==========


                                       12


                                          STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                                           Item 27d - Schedule of Reportable Transactions*
                                                   Employer ID Number: 62-1251239
                                                          Plan Number: 001
                                                for the year ended December 31, 1997
                                                               -------


                                                                                                        Current Value of
                    Identity of          Description of    Number of   Purchase   Selling     Cost of       Asset on
                   Party Involved          Investment    Transactions    Price     Price       Asset    Transaction Date  Net Gain
                   --------------          ----------    ------------    -----     -----       -----    ----------------  --------

 I.       Single transaction in
          excess of 5% of the Plan's
          assets as of January 1,
          1997                                None

 II.      Series of transactions with
          respect to any plan assets
          others than securities in
          excess of 5% of the Plan's
          assets as of January 1,
          1997                                None

 III.     Series of transactions with
          respect to securities of
          the same issue in excess of
          5% of the Plan's assets as
          of January 1, 1997:

              Putnam Mutual Fund**     Equity Income Fund     62       $193,210              $193,210         $193,210
              Putnam Mutual Fund**     Global Growth Fund     69        195,152               195,152          195,152
              Putnam Mutual Fund**     Growth Income Fund     83        275,289               275,289          275,289
              Putnam Mutual Fund**     Growth Income Fund    211                    $114,179   42,243          114,179      $71,936
              Putnam Mutual Fund**        Voyager Fund        65        273,263               273,263          273,263
              Putnam Mutual Fund**        Voyager Fund       197                     131,160   90,917          131,160       40,243
              Putnam Mutual Fund**      Money Market Fund    282        277,909               277,909          277,909

 IV.      Any transaction with
          respect to securities with
          a person if any prior or
          subsequent transactions
          with such person exceeded
          5% of the Plan's assets of
          January 1, 1997                     None

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1997, as defined in Section
     2520103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

**   Represents transactions with Party-In-Interest.


                                       13




                                          STORAGE USA, INC. PROFIT SHARING AND 401 (K) PLAN
                                           Item 27d - Schedule of Reportable Transactions*
                                                   Employer ID Number: 62-1251239
                                                          Plan Number: 001
                                                for the year ended December 31, 1996
                                                               -------



                                                                                                        Current Value of
                    Identity of          Description of    Number of   Purchase   Selling     Cost of       Asset on
                   Party Involved          Investment    Transactions    Price     Price       Asset    Transaction Date  Net Gain
                   --------------          ----------    ------------    -----     -----       -----    ----------------  --------

 I.       Single transaction in
          excess of 5% of the Plan's
          assets as of January 1,
          1996                                None

 II.      Series of transactions with
          respect to any plan assets
          others than securities in
          excess of 5% of the Plan'ss
          assets as of January 1,
          1996                                None

 III.     Series of transactions with
          respect to securities of
          the same issue in excess of
          5% of the Plan's assets as
          of January 1, 1996:

              Putnam Mutual Fund**       Equity Income Fund   57       $130,170              $130,170         $130,170
              Putnam Mutual Fund**       Global Growth Fund   59        202,657               202,657          202,657
              Putnam Mutual Fund**      U.S. Government Fund  55         53,451                53,451           53,451
              Putnam Mutual Fund**       Growth Income Fund   72        232,241               232,241          232,241
              Putnam Mutual Fund**       Growth Income Fund   122                    $45,042   40,242           45,042     $4,800
              Putnam Mutual Fund**          Voyager Fund      54        269,569               269,569          269,569
              Putnam Mutual Fund**        Money Market Fund   113       107,208               107,208          107,208

 IV.      Any transaction with
          respect to securities with
          a person if any prior or
          subsequent transactions
          with such person exceeded
          5% of the Plan's assets of
          January 1, 1996                     None



* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1996, as defined in Section 2520103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

**   Represents transactions with Party-In-Interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Storage USA, Inc. Profit Sharing and 401 (K) Plan

By: /s/ Christopher  P. Marr
   ----------------------------
    Christopher  P. Marr
     Plan Administrator


July 15, 1998

                                       15